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Exhibit 12

ERP OPERATING LIMITED PARTNERSHIP
Consolidated Historical
Computation of Ratio of Earnings to Combined Fixed Charges

	Historical
	3/31/02	3/31/01	12/31/01	12/31/00	12/31/99	12/31/98	12/31/97
			(Amounts in thousands)
Income before allocation to Minority Interests, income from investments in unconsolidated entities, net gain on sales of unconsolidated entities, discontinued operations, extraordinary items and cumulative effect of change in accounting principle	$99,246	$103,869	$356,424	$395,937	$326,483	$251,927	$176,014
Interest and other financing costs	84,795	89,898	355,250	366,622	330,548	246,585	121,324
Amortization of deferred financing costs	1,391	1,397	5,841	5,473	4,084	2,757	2,523
Income from investments in unconsolidated entities	226	350	3,772	2,309	3,850	3,105	—

Earnings before combined fixed charges and preferred distributions	185,658	195,514	721,287	770,341	664,965	504,374	299,861
Preferred distributions	24,525	28,526	106,119	111,941	113,196	92,917	59,012

Earnings before combined fixed charges	$161,133	$166,988	$615,168	$658,400	$551,769	$411,457	$240,849

Interest and other financing costs	$84,795	$89,898	$355,250	$366,622	$330,548	$246,585	$121,324
Amortization of deferred financing costs	1,391	1,397	5,841	5,473	4,084	2,757	2,523
Interest capitalized for real estate under development	5,884	5,987	28,174	17,650	8,134	1,620	—

Total combined fixed charges	92,070	97,282	389,265	389,745	342,766	250,962	123,847
Preferred distributions	24,525	28,526	106,119	111,941	113,196	92,917	59,012

Total combined fixed charges and preferred distributions	$116,595	$125,808	$495,384	$501,686	$455,962	$343,879	$182,859

Ratio of earnings before combined fixed charges to total combined fixed charges	1.75	1.72	1.58	1.69	1.61	1.64	1.94

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions	1.59	1.55	1.46	1.54	1.46	1.47	1.64

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  Exhibit 12
ERP OPERATING LIMITED PARTNERSHIP Consolidated Historical Computation of Ratio of Earnings to Combined Fixed Charges